Filed by PepsiCo, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6(b) of the
Securities Exchange Act of 1934
Subject Companies: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893
and
PepsiAmericas, Inc.
Commission File No.: 001-15019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 17, 2010

PepsiCo, Inc.
(Exact Name of Registrant as Specified in Charter)

North Carolina	1-1183	13-1584302
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Anderson Hill Road Purchase, New York 10577
(Address of Principal Executive Offices)

Registrant’s telephone number, including area code: (914) 253-2000

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.          Other Events.

On February 17, 2010:  (i) the stockholders of The Pepsi Bottling Group, Inc. (“PBG”) approved the adoption of the Agreement and Plan of Merger dated as of August 3, 2009 among PepsiCo, Inc. (the “Company”), PBG and Pepsi-Cola Metropolitan Bottling Company, Inc., a wholly owned subsidiary of the Company (“Metro”), (the “PBG Merger Agreement”) at PBG’s Special Meeting of Stockholders held on that date; and (ii) the stockholders of PepsiAmericas, Inc. (“PAS”) approved the adoption of the Agreement and Plan of Merger dated as of August 3, 2009 among the Company, PAS and Metro (the “PAS Merger Agreement” and, together with the PBG Merger Agreement, the “Merger Agreements”) at PAS’ Special Meeting of Stockholders held on that date.

The Merger Agreements provide that, upon the terms and subject to the conditions set forth therein, PBG and PAS will be merged with and into Metro, with Metro continuing as the surviving corporation and a wholly-owned subsidiary of the Company.

The Company hopes to close the acquisitions, which remain subject to regulatory approvals and the satisfaction of other customary closing conditions, by the end of February 2010.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference into this Item 8.01.

Item 9.01.          Financial Statements and Exhibits.

(d) Exhibits

99.1	Press Release issued by PepsiCo, Inc. on February 17, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPSICO, INC.

Date:	February 17, 2010	By:	/s/ Thomas H. Tamoney, Jr.
			Name:	Thomas H. Tamoney, Jr.
			Title:	Senior Vice President, Deputy General Counsel and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Press Release issued by PepsiCo, Inc. on February 17, 2010.

Purchase, New York Telephone: 914-253-2000 www.pepsico.com

Contact:	Investor	Media
	Lynn A. Tyson	Dave DeCecco
	Senior Vice President, Investor Relations	Director, Media Bureau
	914-253-3035	914-253-2655
	email: lynn.tyson@pepsi.com	email: david.dececco@pepsi.com

The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc.
Stockholders Approve Mergers

PURCHASE, N.Y.  – Feb. 17, 2010 – PepsiCo, Inc. (NYSE: PEP) announced today that the stockholders of each of The Pepsi Bottling Group, Inc. (NYSE: PBG) and PepsiAmericas, Inc. (NYSE: PAS) approved and adopted their respective merger agreements with PepsiCo and Pepsi-Cola Metropolitan Bottling Company, Inc. (“Metro”), a wholly owned subsidiary of PepsiCo, pursuant to which each of PBG and PAS will be merged with and into Metro, with Metro continuing as the surviving corporation.

More than 99% of the votes cast by holders of shares of PBG common stock outstanding as of the record date for the meeting, voting separately as a single class, voted to adopt the merger agreement with respect to PBG and more than 81% of the combined voting power of PBG common stock and PBG Class B common stock outstanding as of the record date for the meeting, voting as a single class, voted to adopt the merger agreement with respect to PBG.

Approximately 86.5% of shares of PAS common stock outstanding as of the record date for the meeting voted to adopt the merger agreement with respect to PAS.  Of the votes cast by holders of shares of PAS common stock, approximately 99.7% voted to adopt the merger agreement with respect to PAS.

PepsiCo hopes to close the acquisitions, which remain subject to regulatory approvals and the satisfaction of other customary closing conditions, by the end of February 2010.

About PepsiCo
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generate more than $1 billion in annual retail sales. Our main businesses – Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade – also make hundreds of other tasty foods and drinks that bring joy to our consumers in over 200 countries. With more than $43 billion in 2009 revenues, PepsiCo employs approximately 203,000 people who are united by our unique commitment to sustainable growth, called Performance with Purpose. By dedicating ourselves to offering a broad array of choices for healthy, convenient and fun nourishment, reducing our environmental impact, and fostering a diverse and inclusive workplace culture, PepsiCo balances strong financial returns with giving back to our communities worldwide. For more information, please visit www.pepsico.com.

Statements in this communication that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: PepsiCo’s ability to consummate the acquisitions of PBG and PAS and to achieve the synergies and value creation contemplated by the proposed acquisitions; PepsiCo’s ability to promptly and effectively integrate the businesses of PBG, PAS and PepsiCo; the timing to consummate the proposed acquisitions and any necessary actions to obtain required regulatory approvals; the diversion of management time on transaction-related issues; changes in demand for PepsiCo’s products, as a result of shifts in consumer preferences or otherwise; increased costs, disruption of supply or shortages of raw materials and other supplies; unfavorable economic conditions and increased volatility in foreign exchange rates; PepsiCo’s ability to build and sustain proper information technology infrastructure, successfully implement its ongoing business process transformation initiative or outsource certain functions effectively; damage to PepsiCo’s reputation; trade consolidation, the loss of any key customer, or failure to maintain good relationships with PepsiCo’s bottling partners, including as a result of the proposed acquisitions; PepsiCo’s ability to hire or retain key employees or a highly skilled and diverse workforce; changes in the legal and regulatory environment; disruption of PepsiCo’s supply chain; unstable political conditions, civil unrest or other developments and risks in the countries where PepsiCo operates; and risks that benefits from PepsiCo’s Productivity for Growth initiative may not be achieved, may take longer to achieve than expected or may cost more than currently anticipated.

For additional information on these and other factors that could cause PepsiCo’s actual results to materially differ from those set forth herein, please see PepsiCo’s filings with the SEC, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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